FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




              HSBC FRANCE SELLS ISSUER SERVICES BUSINESS TO CACEIS

HSBC France has sold its issuer services business to CACEIS for EUR410,000 (US$492,533).

The sale relates to the management of registered share account activity for issuing companies. These accounts will be transferred to CACEIS Corporate Trust, the issuer services subsidiary of CACEIS, commencing in the second quarter of 2006, through to December 2006.

HSBC France intends to focus on its stock option scheme and bonus share issue management businesses which are not included as part of this sale.

The deal will enable CACEIS to strengthen its market position in line with its growth strategy. Clients will benefit from the experience and long-term support offered by the company.

Notes to editors:

1. HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. CACEIS

CACEIS combines the securities services business lines of Credit Agricole S.A. and Caisse Nationale des Caisses d'Epargne, dedicated to depositary and custodial services, fund administration and issuer services for institutional and corporate clients. Present in six European countries (France, Luxembourg, Ireland, Spain, Belgium and the Netherlands) and with a total of 2,400 employees, CACEIS is one of the world's frontranking providers of custodial services with EUR1,547 billion in assets, and is one of the leading European fund administrators with a total of EUR746 billion of assets under administration (figures as at 31 December 2005). www.caceis.com


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  17 March 2006